UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14047763

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SEC Mail Processing Section
FEB 28 2014
Washington DC
405

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 67955 |

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: East Wind Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 West 50th Street, 19th Floor
(No. and Street)

New York (City) NY (State) 10020 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Steven Singer 561-784-8922
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tabriztchi & Co., CPA, P.C.
(Name – *if individual, state last, first, middle name*)

7 Twelfth Street (Address) Garden City (City) NY (State) 11530 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

DD 3/24/14

# OATH OR AFFIRMATION

I, Joshua Schwartz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East Wind Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

CHARLES GRINDSTAFF
STATE OF NEW YORK
NOTARY PUBLIC
Qualified in Westchester County
01GR6143111
MY COMMISSION EXPIRES 04/03/2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# EAST WIND SECURITIES, LLC
# STATEMENT OF FINANCIAL CONDITION
# December 31, 2013

## TABLE OF CONTENTS

TABRIZTCHI & CO., CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Members of AICPA

Registered with PCAOB

## INDEPENDENT AUDITORS' REPORT

To the Member
East Wind Securities, LLC
New York, NY

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of East Wind Securities, LLC ("the Company") as of December 31, 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal controls relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

7 Twelfth Street Garden City, NY 11530 ♦ Tel: 516-746-4200 ♦ Fax: 516-746-7900
Email:Info@Tabrizcpa.com ♦ www.Tabrizcpa.com

***Opinion***

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of East Wind Securities, LLC as of December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Tabriztchi & Co., CPA, P.C.

Garden City, New York
February 25, 2014

**EAST WIND SECURITIES, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2013**

| | | |
|---|---|---|
| Assets | | |
| Cash | $ | 460,411 |
| Prepaid expense and other assets | | 5,687 |
| Accounts receivable | | 40,000 |
| Equity based instrument - warrant | | 9,843 |
| Total assets | $ | 515,941 |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 16,995 |
| Commissions payable | | 32,000 |
| Total liabilities | | 48,995 |
| Member's equity | | 466,946 |
| Total liabilities and member's equity | $ | 515,941 |

The accompanying notes are an integral part of the statement of financial condition.

## NOTE 1 -NATURE OF BUSINESS

### Organization

East Wind Securities, LLC (the "Company"), was formed in New York in April 2008. It operates as a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company principally provides financial advisory services to US (or foreign) based companies, including mergers and acquisition related services. The Company also acts as placement agent for equity and debt private placements on behalf of its clients.

## NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Use of Estimates

Management is required to make estimates and assumptions to prepare financial statements in conformity with U.S. generally accepted accounting principles (*"GAAP"*). Management's estimates and assumptions materially affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents are stated at market value. Cash equivalents include only securities having a maturity of three months or less at the time of purchase. The Company maintains its cash balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

### Income Taxes

The Company is not a taxpaying entity for income tax purposes and, accordingly, no provision has been made for income taxes. All profits and losses of the Company pass through to the sole member.

### Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation approaches, including quoted market prices and discounted cash flows. The established hierarchy for inputs used, in measuring fair value, maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable

inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

**NOTE 2 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

- Level 1 – Valuations based on quoted prices in active markets for identical instruments that the Company is able to access. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.
- Level 2 – Valuations based on quoted prices in active markets for instruments that are similar, or quoted prices in markets that are not active for identical or similar instruments, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement, which utilize the Company's estimates and assumptions.

If the volume and level of activity for an asset or liability have significantly decreased, the Company will still evaluate the fair value estimate as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions.

The following table sets forth the fair value of our financial assets that were measured on a recurring basis as of December 31, 2013:

| | Level 1 | Level 2 | Level 3 |
|---|---|---|---|
| Cash and cash equivalents | $ 460,411 | - | |
| Equity Based instruments - warrants | | | 9,843 |

The equity based instruments-warrants, as available-for-sale securities, are valued at fair market value.

The Company used Black-Scholes Option Pricing Model to estimate the fair value of the Warrant. The model inputs included stock price and exercise price of $0.9817, a term of 3.5 years, risk free rate of .78% on a three year US Treasury Note, and volatility of 58%. According to ASC 718-10-55-51, in estimating the expected volatility of 58%, the Company identified public entities comparable to the Client for which share or price information was available and considered the historical volatility of those entities. The estimated fair value of warrants had not materially changed, as of December 31, 2013.

**Stock-Based Compensation**

The Company's policy for equity instruments received in exchange for goods and services follows the provisions of ACS Topic 505-50. The measurement date for the fair value of the equity instruments issued is determined at the earlier of (i) the date at which a commitment for performance is reached or (ii) the date at which the Company's performance is complete. In

accordance with ACS Topic 505, the fully vested, non-forfeitable equity instruments is classified as an asset and the revenues related to the fair value of the equity instrument is recognized over the term of the consulting agreement.

**NOTE 3 - CASH**

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The balances are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2013, the Company had balances in excess of insured limits totaling $225,561. The Company has not experienced any losses in such accounts. The carrying value of cash at December 31, 2013 was $460,411. The cash balance at banking institutions at December 31, 2013 was $475,561.

**NOTE 4 – ACCOUNTS RECEIVABLE**

Trade accounts receivable are stated at the amount the Company expects to collect. The allowances for doubtful accounts are maintained for estimated losses resulting from the inability of its customers to make required payments. We consider the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Due to the nature of the accounts receivable balance, we believe the risk of doubtful accounts is minimal. If the financial condition of our customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. We provide for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after we have used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. We recorded no material bad debt expense in each of the last three years. The allowance for doubtful accounts was zero, at December 31, 2013.

**NOTE 5 - EQUITY BASED INSTRUMENTS**

On May 1, 2011, the Company entered an agreement to assist a private firm ("the Client") in private placement of equity–linked securities. The Company agreed to review and comment on the Client's marketing and promotion materials and to identify and contact prospective investors. In addition to a non-refundable retainer and certain percentage of the proceeds from the investors, the Company received a non-cancellable seven year warrant to purchase 21,392 shares of Series A Preferred Stock of the Client ("the Warrant"). The Warrant provides for the purchase of the shares on the same terms (including class, $0.9817 exercise price per share and with reasonable piggy-back, anti-dilution and cashless exercise rights) as apply to contemporaneously issued shares.

**NOTE 6 –RELATED PARTY TRANSACTIONS**

**Expense Sharing Agreement**

On August 1, 2013, the Company amended its "*Expense Sharing Agreement*" entered into on June 15, 2010 and first amended on January 1, 2011, ("the Agreement") with East Wind Advisors, LLC ("East Wind Advisors"), a New York limited liability company, and related entity.

Under the Agreement, the Company agreed to pay East Wind Advisors, LLC monthly for rent and related expenses and certain other operating expenses.

As of December 31, 2013, no amounts were due to East Wind Advisors under the Agreement.

**Management Fee Agreement**

On September 1, 2010, the Company entered into a "*Management Fee Agreement*" with East Wind Advisors and East Wind Holdings, LLC ("East Wind Holdings"), a related entity. Under the Management Fee Agreement, the Company agreed to pay East Wind Advisors and East Wind Holdings for management consulting services provided.

As of December 31, 2013, no amounts were due to East Wind Advisors or East Wind Holdings, LLC under this agreement.

## NOTE 7 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15(c) 3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital balance. The Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2013 the Company had net capital of $411,416 which was $405,416 in excess of its minimum dollar net capital requirement of $5,000. The ratio of aggregate indebtedness to net capital was 0.12 to 1.

## NOTE 8 – SUBSEQUENT EVENTS

Management had considered subsequent events through February 25, 2014; the date financial statements were available to be issued. During this period there have been no events that would require recognition or disclosure in the financial statement.